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STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

January 8, 2020

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)

Post-Effective Amendment Nos. 151 and 152

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) Nos. 151 and 152 to the Registrant’s registration statement on Form N-1A (the “Amendments”).

PEA No. 151 was filed for the purpose of registering shares of Harbor Mid Cap Fund (the “Mid Cap Fund”), a new series of the Registrant. PEA No. 152 was filed for the purpose of registering shares of Harbor Robeco US Conservative Equities Fund, Harbor Robeco International Conservative Equities Fund, Harbor Robeco Global Conservative Equities Fund, Harbor Robeco Emerging Markets Conservative Equities Fund, and Harbor Robeco Emerging Markets Active Equities Fund (collectively, the “Harbor Robeco Funds,” and collectively with the Mid Cap Fund, the “Funds”), also new series of the Registrant. The Registrant previously responded to supplemental comments from Ms. Browning for the Mid Cap Fund in a response letter dated December 5, 2019 (the “Mid Cap Letter”) and for the Harbor Robeco Funds in a response letter also dated December 5, 2019 (the “Harbor Robeco Letter”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the applicable Amendment.

COMMENT 1:	The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

COMMENT 2:	With respect to the Mid Cap Fund, please explain further why you believe that the definition of mid cap companies is appropriate. As currently constituted, the largest capitalization stock in the Russell Midcap® Index has a market capitalization of approximately $79 billion. As a result, the Staff does not believe that defining mid cap companies as those with market capitalizations that fall within the range of the Russell Midcap® Index is reasonable or appropriate.

January 8, 2020 Page 2

Response:

The Registrant continues to believe that the Fund’s current definition of mid cap companies as those with market capitalizations that fall within the range of the Russell Midcap® Index is appropriate. As noted in the Registrant’s response letter dated November 25, 2019, in the Frequently Asked Questions about Rule 35d-1 bulletin issued by the Staff, the Staff noted the following about the use of the terms “small-, mid- or large-capitalization” in a fund’s name:

As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.

As markets change over time, the middle capitalization range in the U.S. stock market likewise changes. Accordingly, the Registrant believes it is appropriate to use an index as the basis for its definition of mid cap companies, rather than a static range that will not reflect changes in the markets over time.

The Registrant further believes that its use of the Russell Midcap® Index for this purpose is appropriate. As set forth in the factsheet for the Russell Midcap® Index, the index “measures the performance of the mid-cap segment of the US equity universe” and “is constructed to provide a comprehensive and unbiased barometer for the mid-cap segment.” The factsheet further indicates that “[t]he index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true mid-cap opportunity set.”

The Russell Midcap® Index is one of the most widely used and widely recognized indices for mid cap U.S. companies, and many mid cap funds use it for purposes of defining mid cap companies and/or as a benchmark index. Based on the Registrant’s analysis of funds in Morningstar’s U.S. Mid Cap Blend fund universe, 20% of funds with a listed primary prospectus benchmark utilize the Russell Midcap® Index. Across the entire Morningstar Mid Cap market segment (including blend, growth and value), the Russell Midcap® Index and its variants (the Russell Midcap® Growth Index and Russell Midcap® Value Index) represent 40% of listed prospectus benchmarks.

January 8, 2020 Page 3

Based on the widespread use and recognition of the Russell Midcap® Index and its variants, the Registrant believes that its definition of mid cap companies by reference to this index is entirely consistent with investors’ expectations. Moreover, the Registrant has clearly disclosed both its definition of mid cap and the market capitalization range of the index as of a recent date. For these reasons, the Registrant believes that defining mid cap companies as those within the range of market capitalizations included in the Russell Midcap® Index meets the Staff’s reasonableness standard.

COMMENT 3:	With respect to the Harbor Robeco Funds, the Staff reiterates Comment 7 from the Harbor Robeco Letter (relating to disclosure of how derivatives are valued for purposes of each Harbor Robeco Fund’s 80% policy).

Response:	The Registrant will add disclosure in response to this comment to the Statement of Additional Information in connection with the next annual update to the Harbor Robeco Funds’ registration statement.

COMMENT 4:	With respect to the disclosure revisions made in response to Comment 11 from the Harbor Robeco Letter (relating to the test for determining whether an issuer is a foreign or emerging markets issuer), please delete the last bullet point, which indicates that an issuer may be considered a foreign or emerging markets issuer if “the Subadviser otherwise determines an issuer to be a foreign or emerging markets issuer in its discretion based on any other factors relevant to a particular issuer.” The Staff notes that this is an open-ended statement, rather than a test for making the determination.

Response:	The Registrant respectfully declines to make the proposed change. The Registrant does not believe it is possible to foresee and/or list all factors that might be relevant to the determination of whether a particular issuer is a foreign or emerging markets issuer. Accordingly, this language provides a Subadviser discretion to consider factors other than those listed where it is appropriate to do so. The Registrant recognizes that any discretion to determine that an issuer is a foreign or emerging markets issuer is not unfettered and is mindful of Section 35(d) of the Investment Company Act of 1940, as amended, which makes it “unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”

COMMENT 5:	With respect to the disclosure added in response to Comment 12 from the Harbor Robeco Letter (relating to Harbor Robeco International Conservative Equities Fund’s policy to invest the Fund’s assets in investments that are tied economically to a number of countries throughout the world), please revise the disclosure for clarity. In particular, please separate the disclosure about investment in stocks of non-U.S. companies and investment in stocks of companies that the Subadviser believes have a lower downside risk profile relative to the developed foreign equity markets into two separate sentences.

January 8, 2020 Page 4

Response:	The Registrant will revise this disclosure in connection with the next annual update to the Harbor Robeco Funds’ registration statement.

COMMENT 6:	The Staff reiterates the following comments: (i) Comment 5 from the Mid Cap Letter and Comment 20 from the Harbor Robeco Letter (relating to inclusion of the word “all” in the line items in the performance tables); (ii) Comment 7 from the Mid Cap Letter and Comment 22 from the Harbor Robeco Letter (relating to disclosure of fee rates payable by the Adviser to the Subadvisers); (iii) Comment 8 from the Harbor Robeco Letter (relating to disclosure of derivatives in which the Harbor Robeco Funds will invest, and the related risks, with specificity); (iv) Comment 9 from the Harbor Robeco Letter (relating to disclosure regarding the ESG scoring process); and (v) Comment 15 from the Harbor Robeco Letter (relating to Harbor Robeco Global Conservative Equites Fund’s policy to invest the Fund’s assets in investments that are tied economically to a number of countries throughout the world).

Response:	The Registrant continues to believe that its responses to these comments, as set forth in the Mid Cap Letter and Harbor Robeco Letter, are appropriate. The Registrant acknowledges that the Staff disagrees.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Jodie L. Crotteau

Harbor Funds

Christopher P. Harvey, Esq.

Dechert LLP